Filed by MTech Acquisition Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MTech Acquisition Holdings Inc.

Registration Statement Number: 333-228220

News Release

Who is Buying Cannabis?

Landmark Report Provides Consumer Insights and

Breakdowns in Strong Growth Market

New Frontier Data and MJ Freeway combine major national survey data and largest cannabis transactional industry data set to produce insightful cannabis customer archetypes study

November 26, 2018, Washington -- New Frontier Data, a leading authority in data, analytics and business intelligence in the global cannabis industry, in partnership with MJ Freeway, the creators of the leading seed-to-sale ERP system for the legal cannabis market, have jointly published a report setting forth the definitive results of the largest consumer archetype study for the cannabis industry to date.

The 2018-2019 Cannabis Consumer Report: Archetypes, Preferences & Trends reveals nine unique consumer archetypes,illustrating specific behavior on how and why consumers buy, ingest and experience cannabis. The report is based on data relating to nearly $5 billion of transactions collected by MJ Freeway from January 2015 through September 2018 across every major U.S. legal cannabis market. It also incorporates a major national survey of cannabis consumers, conducted by New Frontier Data, exploring the consumption habits, product preferences, and views on the role of cannabis in their lives and in our society. The results of the study uncover insight into some of the most important trends shaping the cannabis consumer experience.

“I am proud that MJ Freeway and New Frontier Data, two sophisticated and respected women-led tech companies in the cannabis industry, have joined forces to finally provide this fast-evolving and expanding sector with a fact-based customer archetypes study; this type of report is a staple in any mature industry with a healthy customer-driven market place and helps fill what has been a major business intelligence gap in the cannabis industry until now,” said Giadha Aguirre de Carcer, Founder and CEO of New Frontier Data.

This study was created to educate and guide operators, researchers, industry and investment analysts, and others in both plant-touching and non-plant touching sectors to help them better understand how to best develop and bring to market medical, adult-use and industrial cannabis-based products.

“Data is the greatest fuel to empowered decision-making, and it’s an essential foundation to driving sustainable growth for our flourishing industry. This report will be a valuable resource as plans and products are built at every point in the cannabis lifecycle,” stated Jessica Billingsley, Founder and CEO of MJ Freeway.

Some of the report’s key takeaways and findings include:

-	The two main archetypes of heavy consumers are the Traditional Lifestylers and Modern Lifestylers, the former primarily a flower consumer who purchases from private sources, and the latter a much more diverse consumer who purchases from businesses
-	The archetypes reveal highly diversified consumption habits and reasons for using cannabis, with the heaviest consumers using cannabis daily for a wide range of reasons that are wellness, medical and socially related, whereas the least frequent consumers use cannabis far less frequently and mainly for relaxation.
-	Sales to older consumers (aged 55+) have increased 50% since 2015, with older consumers now accounting for 29% of medical sales and one-quarter (24%) of all sales nationally.
-	Retail flower prices have fallen significantly since 2015, with average prices for one ounce of flower down 25% likely due to an almost 40% drop in customer flower demand

-	Conversely, the share of concentrates has now nearly reached parity with flower, growing 138% since 2015, from 16% of retail sales in 2015 to 38% in October 2018
-	Most surveyed consumers (67%) reported themselves as adult-use consumers despite citing cannabis use for wellness and medical applications (illustrating convergence in the medical versus adult-use consumer profiles and usage)
-	60% of consumers spend less than $50 each time they purchase, but with many consumers buying multiple times per month, nearly half the consumers (47%) report spending more than $100 per month on cannabis

About New Frontier Data:

New Frontier Data is an independent, technology-driven analytics company specializing in the cannabis industry. It offers vetted data, actionable business intelligence and risk management solutions for investors, operators, researchers and policymakers. New Frontier Data’s reports and data have been cited in over 69 countries around the world to inform industry leaders. Founded in 2014, New Frontier Data is headquartered in Washington, D.C. with additional offices in Denver, CO, London, UK, Bogota, Colombia, and Hong Kong.

New Frontier Data does not take a position on the merits of cannabis legalization. Rather, its mission and mandate are to inform cannabis-related policy and business decisions through rigorous, issue-neutral and comprehensive analysis of the legal cannabis industry worldwide. For more information about New Frontier Data, please visit: http://www.NewFrontierData.com.

About MJ Freeway:

Founded in 2010, MJ Freeway is a leading cannabis technology company that creates and sells software, consulting and data solutions for cannabis businesses and government agencies, including cultivation management, point of sale, patient management, inventory tracking systems, and regulatory compliance reporting and monitoring.  MJ Freeway serves domestic clients in 29 states and the District of Columbia, as well as international clients in Australia, Canada, Chile, Colombia, Denmark, New Zealand, South Africa, Spain, Switzerland and Uruguay.  Its regulatory software platform to state government regulatory agencies, Leaf Data Systems®, and seed-to-sale tracking software platform to commercial private businesses, MJ Platform®, have processed more than $13 billion in medicinal and recreational cannabis sales to date. As previously announced, MJ Freeway has entered into definitive agreements for a proposed merger with MTech. MTech Acquisition Corp. is a blank check company formed in September 2017 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more businesses or assets.

Forward Looking Statements:
Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside MJ Freeway’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to obtain MTech stockholder approval of the business combination with MJ Freeway; the inability to complete the transaction contemplated by the merger agreement governing such business combination because of failure of closing conditions or other reasons; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by MTech stockholders; the ability of the new public company formed for the proposed MJ Freeway-MTech business combination (“Pubco”) to meet the listing standards of The Nasdaq Stock Market following the consummation of the transactions contemplated by the merger agreement; costs related to the proposed business combination; MJ Freeway’s ability to manage growth; the reaction of MJ Freeway’s customers and suppliers to the business combination; Pubco’s ability to identify and integrate other future acquisitions; rising costs adversely affecting MJ Freeway’s profitability; adverse changes to the legal environment for the cannabis industry; and general economic and market conditions impacting demand for MJ Freeway’s products and services.  See the risk factors that have been disclosed in the registration statement on Form S-4 that was filed with the U.S. Securities and Exchange Commission on November 6, 2018 for additional risks associated with the business combination.  None of MTech, Pubco or MJ Freeway undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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New Frontier Data Media Contact:

media@NewFrontierData.com

1-844-420-3882 ext. 3

MJFreeway Media Contact:

Jon Goldberg
KCSA Strategic Communications
jgoldberg@kcsa.com

1-212-896-1282